UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

LIBERTY SIRIUS XM HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	93-4680139
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard
Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
     (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of class
Common Stock, par value $0.001 per share

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the common stock, par value $0.001 per share, of Liberty Sirius XM Holdings Inc. (the “Registrant”).

Reference is made to the Registrant’s Registration Statement on Form S-4 (File No. 333-276758), which was initially filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2024 and declared effective by the SEC on July 23, 2024.

A description of the Registrant’s common stock as set forth in the Registrant’s Amended and Restated Certificate of Incorporation (the “charter”) is set forth below. The following description is qualified by reference to the full text of the charter, which is incorporated by reference as Exhibit 3.1 to this Form 8-A.

Common Stock

Authorized Capital Stock

The Registrant is authorized to issue up to 905 million shares of capital stock, of which 900 million shares are designated as common stock, par value $0.001 per share, and 5 million shares are designated as preferred stock, par value $0.001 per share.

Dividends and Securities Distributions

Section 170 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that the directors of a corporation may declare and pay dividends upon the shares of its capital stock subject to certain limitations.

Voting Rights

Each holder of the Registrant’s common stock is entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or as otherwise provided in the charter (including any certificate of designation relating to such series of preferred stock), the holders of the Registrant’s common stock shall exclusively possess all voting power. The charter does not provide for cumulative voting in the election of directors.

Appraisal Rights/Dissenter’s Rights

Under the DGCL, a stockholder who has neither voted in favor of certain mergers, consolidations or conversions of a corporation to another entity, nor consented thereto in writing, who has properly demanded appraisal of their shares, and who otherwise complies with the requirements for perfecting and preserving their appraisal rights under Section 262 of the DGCL may be entitled to receive payment in cash for the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such merger, consolidation or conversion), together with interest (if any) to be paid on the amount determined to be fair value of such shares, as appraised by the Court of Chancery of the State of Delaware in an appraisal proceeding. However, unless the corporation’s certificate of incorporation provides otherwise, appraisal rights are not available for shares of capital stock that, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders (or at the record date for determination of stockholders entitled to consent pursuant to Section 228 of the DGCL) to act upon the merger, consolidation or conversion, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders. Further, unless the corporation’s certificate of incorporation provides otherwise, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation as provided in Section 251(f) of the DGCL. Notwithstanding the foregoing, appraisal rights are available if stockholders are required to accept for their shares anything other than (a) shares of capital stock of the surviving corporation (or of the converted entity if such entity is a corporation), (b) shares of capital stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of clauses (a) - (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary mergers and in certain circumstances where the certificate of incorporation so provides.

Neither the charter nor the Registrant’s amended and restated bylaws (the “bylaws”) provide for appraisal rights in any additional circumstance other than as required by applicable law.

Description of Other Provisions of the Registrant’s Charter

Preferred Stock

The charter authorizes the board of directors of the Registrant to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

•	the designation of the series;

•	the number of shares constituting such series, which number may be subsequently increased or decreased (but not below the number of such shares of such series of preferred stock then outstanding), by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Registrant entitled to vote thereon, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to the charter (including any certificate of designation relating to any series of preferred stock);

•	the powers (including voting powers, if any) of the shares of the series; and

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, by resolution or resolutions adopted by the Registrant board of directors providing for the issue of such series of preferred stock.

The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the Registrant’s board of directors has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Registrant’s board of directors will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant’s stockholders. The Registrant’s board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Anti-Takeover Provisions

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and certain other transactions, by a corporation or certain of its subsidiaries with an “interested stockholder” (as defined under Section 203 of the DGCL), for a period of three years after the person or entity becomes an interested stockholder, unless: (a) the board of directors of the corporation has approved, before such person or entity became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the “voting stock” of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (c) at or subsequent to the person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder. A Delaware corporation may opt out of Section 203 in its certificate of incorporation or a stockholder approved bylaw.

The Registrant has expressly elected in the charter to opt into Section 203 of the DGCL.

Amendment of Certificate of Incorporation

The Registrant may amend, alter, change or repeal any provision in the charter as provided for in the DGCL. In addition to any vote required by applicable law or the charter (including any certificate of designation relating to any series of preferred stock), the amendment, alteration, change or repeal, in whole or in part, of, or the adoption of any provision inconsistent with, certain provisions in the charter shall require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of all classes of stock of the Registrant entitled to vote thereon, voting together as a single class.

Amendment of Bylaws

The board of directors of the Registrant may make, repeal, alter, amend and rescind, in whole or in part, the bylaws without stockholder vote or approval, in any manner not inconsistent with the charter or Delaware law. The Registrant’s stockholders also may alter, amend, repeal or rescind, in whole or in part, any provision of the bylaws or adopt any provision inconsistent therewith, subject to the requirements of the charter (including any certificate of designation relating to any series of preferred stock) and the affirmative vote of at least 66 2∕3% in voting power of all the then-outstanding shares of all classes of stock of the Registrant entitled to vote thereon, voting together as a single class.

Advance Notice Requirements for Stockholder Proposals or Director Nomination

A stockholder of the Registrant who is entitled to vote at a stockholder meeting, and who was a stockholder of record at the time such notice is delivered to the Secretary of the Registrant, may nominate persons for election to the board of directors or propose other business to be properly to be considered by stockholders by giving timely notice thereof in writing to the Secretary of the Registrant and, in the case of business other than nominations, such other business must be a proper matter for stockholder action.

To be timely, a stockholder’s notice shall be delivered to the Secretary of the Registrant at the principal executive offices of the Registrant not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Registrant’s first annual meeting of stockholders after shares of the Registrant’s common stock are first publicly traded, be deemed to have occurred on May 22, 2023); provided that, in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; and provided further, that for purposes of the application of Rule 14a-4(c) under the Exchange Act, the date for notice specified in this paragraph shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4.

In the case of a special meeting, the stockholder’s notice shall be received by the Secretary at the principal executive offices of the Registrant not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors of the Registrant to be elected at such meeting; provided, however, that the number of nominees a stockholder may nominate for election at the special meeting may not exceed the number of directors to be elected at such meeting.

Special Meetings

Special meetings of the stockholders of the Registrant for any purpose or purposes may be called at any time only by or at the direction of the Registrant’s board of directors, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock.

Structure of Board of Directors; Term of Directors; Election of Directors

Except as otherwise provided for or fixed pursuant to the provisions of the charter relating to the rights of the holders of any series of preferred stock to separately elect additional directors, the Registrant’s board of directors shall consist of such number of directors as shall from time to time be fixed exclusively by resolution of the Registrant’s board of directors.

The Registrant’s directors shall (except as provided in the bylaws for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote.

Except as otherwise fixed by or pursuant to the provisions of the charter relating to the rights of the holders of any series of preferred stock to separately elect additional directors, until the third annual meeting of stockholders, the Registrant’s board of directors is divided into three classes: Class I, Class II and Class III. Each class consists, as nearly as may be possible, of a number of directors equal to one-third of the total number of directors constituting the entire board of directors (other than any preferred stock directors). Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders. Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders. Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors.

Commencing with the third annual meeting of stockholders, the Registrant’s board of directors shall no longer be classified pursuant to Section 141(d) of the DGCL and the directors shall cease to be divided into three classes.

If the number of directors is changed, any increase or decrease shall be apportioned by the Registrant’s board of directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly-created directorship resulting from an increase in such class shall hold office in accordance with the charter, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Removal of Directors

The DGCL provides that any director or the entire board of the Registrant may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, in the case of a corporation whose board is classified (which the Registrant’s board will be until the third annual meeting), stockholders may effect removal only for cause. Accordingly, at all times prior to the third annual meeting of stockholders, directors serving in classes may be removed only for cause and only by the affirmative vote of the holders of a majority in voting power of all then outstanding shares of stock of the Registrant entitled to vote thereon, voting together as a single class.

Vacancies on the Board of Directors

Subject to the rights granted to the holders of any one or more series of preferred stock then outstanding, any newly created directorships on the Registrant’s board of directors that results from an increase in the number of directors, and any vacancy occurring on the board of directors (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director and not by the stockholders. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

No Stockholder Action by Written Consent

Stockholder action may be taken only at an annual meeting or special meeting and may not be effected by any consent in lieu of a meeting of stockholders by such holders; provided, however, that notwithstanding the foregoing, holders of any series of preferred stock may take action by written consent, if and to the extent expressly so provided by the applicable certificate(s) of designation relating to such series of preferred stock.

Exclusive Forum

Unless the Registrant consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or if such court does not have subject matter jurisdiction another state or federal court (as appropriate) located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for any (a) any derivative action or proceeding brought on behalf of the Registrant, (b) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Registrant to the Registrant, the Registrant’s stockholders, creditors or other constituents, (c) any action asserting a claim against the Registrant, or any current or former director or officer arising pursuant to any provision of the DGCL or the charter or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery; (d) any action or proceeding to interpret, apply, enforce or determine the validity of the charter or bylaws or any provision thereof; (e) any action asserting a claim governed by the internal affairs doctrine, or (f) any action or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL, in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. Unless the Registrant consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws.

Limitation on Liability and Indemnification

A director or officer of the Registrant will not be held personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except in accordance with Section 102(b)(7) of the DGCL for any liability of: (a) a director or officer for any breach of the director’s or officer’s duty of loyalty to the Registrant or its stockholders, (b) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) a director under Section 174 of the DGCL, (d) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (e) an officer in any action by or in the right of the Registrant. If the DGCL is amended after the effective date of the charter to authorize corporate action further eliminating or limiting the personal liability of directors and/or officers, then the liability of a director or an officer of the Registrant, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In addition, the Registrant will indemnify, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, whether or not by or in the right of the Registrant, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) incurred by such person. The Registrant may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification provided pursuant to the charter shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding. Notwithstanding anything in the charter to the contrary, the Registrant will be required to indemnify or make advances to a person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the action, suit or proceeding (or part thereof) was authorized by the Registrant’s board of directors or committee thereof.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “—Anti-Takeover Provisions,” “—Amendment of Certificate of Incorporation” and “—Amendment of Bylaws” above, the charter and bylaws provide that, subject to the rights of the holders of any series of its preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66 2⁄3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to:

•	alter, amend, repeal or rescind, in whole or in part, any provision of the bylaws or to adopt any provision inconsistent therewith;

•	amend, alter, change or repeal, in whole or in part, or adopt any provision inconsistent with, the following provisions of the charter:

•	Article SIXTH — no preemptive rights

•	Article SEVENTH — business and affairs of the corporation managed by the board of directors; classified board; filling of vacancies and newly created directorships

•	Article EIGHTH — amendment of the bylaws

•	Article NINTH — amendment of the certificate of incorporation

•	Article ELEVENTH — exculpation and indemnification of directors, officers and employees, as applicable

•	Article TWELFTH — no stockholder action by written consent (subject to the rights of holders of preferred stock, as applicable)

•	Article THIRTEENTH — contracts that confer third-party beneficiary status upon the stockholders of the Registrant may provide that the Registrant or its designees are the agents of the stockholders

•	Article FOURTEENTH — exclusive forum to be the Court of Chancery of the State of Delaware or the federal district courts (in respect of any complaint asserting a cause of action arising under federal securities laws)

•	Article FIFTEENTH — the Registrant expressly elects to be governed by Section 203 of the DGCL.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by the DGCL (generally, approval by a majority of the voting power of the outstanding stock entitled to vote thereon, subject to rights of classes or series of stock (if applicable)).

Federal Securities Law Consequences

Shares of the Registrant’s common stock have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the shares of common stock so issued are freely transferable under the Securities Act, except for shares of the Registrant’s common stock issued to any person who is deemed to be an “affiliate” of the Registrant. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with the Registrant and may include directors and significant stockholders of the Registrant. Affiliates may not sell their shares of the Registrant’s common stock, except:

• pursuant to an effective registration statement under the Securities Act covering the resale of those shares;

• in compliance with Rule 144 under the Securities Act; or

• pursuant to any other applicable exemption under the Securities Act.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit No.	Description
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-4/A, filed with the SEC on July 19, 2024 (File No. 333-276758)).
3.2	Form of Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-4/A, filed with the SEC on July 19, 2024 (File No. 333-276758)).
4.1	Specimen certificate for shares of the Registrant’s common stock, par value $0.001 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4/A, filed with the SEC on July 19, 2024 (File No. 333-276758)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 9, 2024	LIBERTY SIRIUS XM HOLDINGS INC.

	By:	/s/ Katherine C. Jewell
	Name:	Katherine C. Jewell
	Title:	Vice President and Assistant Secretary